Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

August 10, 2011

Item 3.	News Release

The Company’s news release dated August 10, 2011, was disseminated by Marketwire, Incorporated on August 10, 2011.

Item 4.	Summary of Material Change

The Company reminded its shareholders of the special meeting of the holders of its common shares to be held at the Fairmont Waterfront Hotel, Nootka Room, 900 Canada Place Way, Vancouver, B.C., Canada, on August 31, 2011, at 10 a.m. (Vancouver time). The Company also announced the completion and filing of an updated National Instrument 43-101 compliant Technical Report in respect of the Lomero-Poyatos mine, held by Iberian Resources Corp., in Andalusia, Spain.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Richard Fifer, Executive Chairman of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated August 10, 2011

PETAQUILLA MINERALS LTD.

Per: /s/ Richard Fifer
Richard Fifer
Executive Chairman

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Provides Update on
Acquisition of Iberian Resources Corp.

Vancouver, BC – August 10, 2011: Petaquilla Minerals Ltd. (“Petaquilla” or the "Company") would like to remind all shareholders of the special meeting (the “Meeting”) of the holders of common shares of Petaquilla (the “Shareholders”) to be held at the Fairmont Waterfront Hotel, Nootka Room, 900 Canada Place Way, Vancouver, B.C., Canada, on August 31, 2011, at 10 a.m. (Vancouver time).

At the Meeting, Shareholders will be asked to consider and, if thought fit, to approve an ordinary resolution authorizing the issuance by the Company of up to 50,000,000 common shares of the Company, representing approximately 28.3% of the issued and outstanding number of Petaquilla shares as at July 27, 2011, including approximately 44,635,255 shares to be issued as consideration for all of the issued and outstanding common shares of Iberian Resources Corp. (“Iberian”).

An information circular containing details of the proposed acquisition will be mailed to Shareholders on August 10, 2011. This information circular will also be available at www.sedar.com.

Iberian

Iberian is a private British Columbia company that owns 100% of the Lomero-Poyatos project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. (“CRI”). Lomero Poyatos is located about 85 kilometres west of Seville, in the north-east part of the Spanish/Portuguese (Iberian) Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates.

An updated National Instrument 43-101 (“NI 43-101”) compliant Technical Report in respect of the Lomero-Poyatos mine in Andalusia, Spain, has been completed and is available under the Company’s profile on both the SEDAR and EDGAR filing systems.

Lomero-Poyatos Valuation and Transaction Value

The updated Technical Report by Behre Dolbear International Limited (“Behre Dolbear”) titled, “NI43-101 Technical Report on the Lomero-Poyatos Au-Cu-Pb-Zn Mine in Andalusia, Spain” and dated July 29, 2011, incorporates a valuation report.

Behre Dolbear carried out a preliminary valuation of the Lomero-Poyatos deposit based on published average global stock market valuations per ounce of in-situ gold resources and value from a comparable acquisition transaction. Taking the average of these two estimates, assuming equal weightings for each, Behre Dolbear concluded that an appropriate current value for the Lomero-Poyatos project is US$53.5 million.

Based on the Company’s Volume Weighted Average Price of CAD$0.69 for the 30 trading days preceding August 9, 2011, and the issuance of approximately 44,635,255 common shares of the Company, if approved by Shareholders, the cost to acquire Iberian would be approximately CAD$30,800,000, or approximately 40% below Behre Dolbear’s valuation of the Lomero-Poyatos deposit.

Mineral Resource Estimate

The mineral resource estimate contained in the updated Technical Report is unchanged from the previous Technical Report dated July 11, 2011, a summary of which can be viewed in the Company’s news release of July 11, 2011.

About Petaquilla Minerals Ltd. Petaquilla is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of the Company's 100% owned 842 square kilometre concession lands, a region known historically for gold content.

Disclaimer. This press release includes forward-looking statements. All statements, other than statements of historical fact, contained in this news release, including, but not limited to, statements regarding the Acquisition, the estimation of mineral resource estimate and the realization of mineral resource estimate, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla’s control that would cause the actual results, performance or achievements of Petaquilla to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements including that the Acquisition may not be completed for any reason. Such forward-looking statements are based on numerous assumptions regarding successful completion of the Acquisition, Petaquilla’s present and future business strategies and the environment in which Petaquilla will operate in the future. Any forward-looking statements speak only as at the date of this document. Petaquilla expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Petaquilla’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except to the extent required by applicable law. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.